15045807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8-68471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marlin & Associates Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 36th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth B. Marlin (212) 257-6060
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth B. Marlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marlin & Associates Securities LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CHRISTOPHER R DUNNE
Notary Public - State of New York
NO. 01DU6259747
Qualified in New York County
My Commission Expires 04/16/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARLIN & ASSOCIATES SECURITIES LLC

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Marlin & Associates Securities LLC

We have audited the accompanying statement of financial condition of Marlin & Associates Securities LLC as of December 31, 2014, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Marlin & Associates Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marlin & Associates Securities LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Marlin & Associates Securities LLC's financial statements. The supplemental information is the responsibility of Marlin & Associates Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 18, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE
DFK INTERNATIONAL

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash	$	50,050
Due from affiliates		702,902
Other assets		23,981
	$	776,933
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	22,326
Commitments		
Member's equity		754,607
	$	776,933

See notes to financial statements.

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

Revenues	
Advisory fees	$ 4,254,030
Interest income	6
	4,254,036
Expenses	
Employee compensation and benefits	2,808,881
Occupancy costs	232,385
Professional fees	71,478
Consulting fees	398,812
Regulatory and compliance	36,011
Insurance	48,264
Other expenses	89,194
	3,685,025
Income before income taxes	569,011
Provision for income taxes	28,266
Net income	**$ 540,745**

See notes to financial statements.

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

Member's Equity, January 1, 2014	$	59,778
Contributions by member		154,084
Net income		540,745
Member's Equity, December 31, 2014	$	754,607

See notes to financial statements.

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 2014

Cash flows from operating activities		
Net income	$	540,745
Adjustments to reconcile net income to net cash used in operating activities		
Changes in assets and liabilities		
Accounts receivable		(702,414)
Other assets		2,220
Accrued expenses		4,346
Net cash used in operating activities		(155,103)
Cash flows from financing activities		
Contributions from member		154,084
Net decrease in cash		(1,019)
Cash, beginning of year		51,069
Cash, end of year	$	50,050

See notes to financial statements.

MARLIN & ASSOCIATES SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Marlin & Associates Securities LLC (the "Company") was organized on October 29, 2009, as a limited liability company under the laws of the State of New York and is a wholly owned subsidiary of Marlin & Associates Holding LLC (the "Parent company").

The Company provides merger and acquisition advisory services and also operates as a placement agent specializing in the private placement of securities specifically for middle market companies that are engaged in the fields of digital techonology, and healthcare related products and services. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company became a registered securities broker-dealer on August 4, 2010, with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Revenue Recognition

Revenue includes fees earned for providing advisory services in connection with mergers-and-acquisitions, brokerage and private placements. Revenues are recognized when contractual milestones are achieved. Advisory fees received in advance of services rendered are deferred until earned.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated Metropolitan Commuter Transportation Mobility tax return and New York City

MARLIN & ASSOCIATES SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)
Unincorporated Business Tax Return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings.

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner, whose federal, state and local income tax returns for years prior to 2011 are not subject to examination by tax authorities.

2 - RELATED PARTY TRANSACTIONS

The Company maintains an intercompany account with affiliates which had a balance of $702,902 as of December 31, 2014.

In accordance with an expense sharing agreement, the Parent company charged the Company for its allocated share of certain overhead expenses and employee compensation paid on its behalf totaling approximately $328,000 and $2,809,000, respectively, for the year ended December 31, 2014.

3 - MAJOR CUSTOMER

Advisory fees consist of fees received from seven customers of which five customers exceed 10% of the total (24%, 21%, 18%, 16%, and 11%).

4 - COMMITMENTS

Compensation agreements
The company has employment and independent contractor agreements with certain individuals that are executed in the normal course of business specifying terms for determining earned fees in connection with various transactions.

5 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minunum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2014, the Company had net capital of $27,724, which

5 - REGULATORY REQUIREMENTS (Continued)

exceeded requirements by $22,724. The ratio of aggregate indebtedness to net capital was 0.81 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

MARLIN & ASSOCIATES SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

Computation of net capital		
Total member's equity	$	754,607
Deductions and /or charges		
Non-allowable assets		(726,883)
Net capital	$	27,724
Computation of aggregate indebtedness		
Accrued expenses	$	22,326
Aggregate indebtedness	$	22,326
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,488
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	22,724
Excess net capital @ 1000%	$	25,491
Ratio: aggregate indebtedness to net capital		0.81 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

See independent auditors' report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Marlin & Associates Securities LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption Report From SEC Rule 15c3-3, in which (1) Marlin & Associates Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Marlin & Associates Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Marlin & Associates Securities LLC stated that Marlin & Associates Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Marlin & Associates Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marlin & Associates Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 18, 2015

M&A

MARLIN & ASSOCIATES

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Marlin & Associates Securities LLC (the Company), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Marlin & Associates Securities LLC."

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3 (k)(2)(i).

4. The Company met this exemption during the entire fiscal year ending December 31, 2014, without exception.

I, Kenneth B. Marlin, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Marlin & Associates Securities LLC

Dated: 2/11/15

By: [signature]
Kenneth B. Marlin, Managing Member

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
of Marlin & Associates Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Marlin & Associates Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Marlin & Associates Securities LLC's compliance with the applicable instructions of Form SIPC-7. Marlin & Associates Securities LLC's management is responsible for Marlin & Associates Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 18, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE
DFK INTERNATIONAL

MARLIN & ASSOCIATES SECURITIES LLC

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2014

Period Coverd	Date Paid	Amount
General assessment reconciliation for the period Jan. 1, 2014 to Dec. 31, 2014		$ 10,635.00
Payment schedule:		
Current year SIPC-6 paid	07/28/2014	$ 5,418.00
Current year SIPC-7 due as of December 31, 2014	01/28/2015	$ 5,217.00

See independent accountants' agreed-upon procedures report on Schedule of Assessment and Payments (Form SIPC-7)